SEC Mail Processing Section
FEB 25 2010
Washington, DC
122

UNITI
SECURITIESANDEX
Washington, D.C. 20549

10028809

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altegris Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Sundt 858-459-7040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon Sundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altegris Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA RUBIO
Commission # 1833983
Notary Public - California
San Diego County
My Comm. Expires Jan 29, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A statement of financial condition has been filed for public use, please give this report confidential treatment.

ALTEGRIS INVESTMENTS, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Altegris Investments, Inc.

We have audited the accompanying statement of financial condition of Altegris Investments, Inc. as of December 31, 2009, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Altegris Investments, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2010

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	671,341
Commissions receivable, net of allowance for bad debt of $168,847		1,632,899
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $508,209		450,035
Prepaid expenses		81,106
Other assets		31,113
	$	**2,866,494**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	446,364
Commissions payable		323,272
Capital lease obligation (Note 3)		41,256
Total liabilities		810,892
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, no par value, authorized 1,000 shares, 270 shares issued and outstanding		451,195
Additional paid-in capital		2,580,912
Deficit		(976,505)
Total shareholder's equity		2,055,602
	$	**2,866,494**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUE:	
Commissions	$ 18,719,094
Interest income	529,320
Other income	14,036
Total revenue	19,262,450
EXPENSES:	
Salaries, benefits and payroll taxes	8,498,846
Clearing and contract charges	3,672,386
Selling expenses	2,637,189
Commissions	2,752,889
Occupancy and equipment	501,756
Advertising and marketing	385,354
General and administrative	360,208
Communications and information technology related expenses	339,017
Travel and entertainment	305,381
Professional fees	241,830
Employee development	223,411
Depreciation and amortization	194,440
Insurance	54,601
Total expenses	20,167,308
NET LOSS	**$ (904,858)**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Deficit
BALANCES, December 31, 2008	$ 451,195	$ 930,997	$ (71,647)
Contributions	-	1,782,915	-
Distributions	-	(133,000)	-
Net loss	-	-	(904,858)
BALANCES, December 31, 2009	**$ 451,195**	**$ 2,580,912**	**$ (976,505)**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(904,858)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		194,440
Increase in commissions receivable		(848,156)
Increase in prepaid expenses		(20,366)
Increase in other assets		(5,883)
Increase in accounts payable and accrued expenses		131,201
Increase in commissions payable		11,219
Net cash used in operating activities		(1,442,403)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of furniture and equipment, net		(95,034)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments made on capital lease obligation		(60,184)
Contributions by parent		1,782,915
Distributions to parent		(133,000)
Net cash provided by financing activities		1,589,731
NET INCREASE IN CASH		52,294
CASH, at beginning of year		619,047
CASH, at end of year	**$**	**671,341**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	**$**	**10,442**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Altegris Investments, Inc., (the "Company") was incorporated on June 19, 1975. The Company is a wholly-owned subsidiary of Altegris Capital, LLC. It is registered with the Securities and Exchange Commission ("SEC") as a broker dealer and with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker. The Company's primary activity is marketing hedge and commodity funds and introducing commodity brokerage accounts directed by third party managers to various futures commission merchants ("FCMs").

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition and Securities Transactions

The Company has entered into additional selling agent agreements with various funds. In addition to front-end sales commissions paid by the fund, the fund's sponsors pay the Company a portion of the fees paid by the fund allocable to interests sold by the Company. With respect to commodity brokerage accounts introduced to FCMs to which it introduces accounts, such firms pay the Company a portion of the commodity brokerage commissions paid by those accounts. Commission income and related expenses are recorded on a trade date basis.

Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2009, management has recorded an allowance for doubtful accounts of $168,847.

Income Taxes

The Company made an election to be taxed as an S-Corporation under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's shareholder on its tax return.

Depreciation

The Company provides for depreciation of furniture and equipment on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 adopted and administered by the CFTC. At December 31, 2009, the Company had net capital and net capital requirements of $586,659 and $78,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.38 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

Operating Leases

The Company leases office space and equipment from unrelated third parties under noncancellable operating leases. At December 31, 2009, aggregate minimum future rental commitments under these lease with remaining term in excess of one year are as follows:

December 31,	Amount
2010	$ 462,190
2011	364,014
2012	374,106
2013	107,447
2014	13,338
Total	**$ 1,312,095**

Total rental expense of $501,756 including the lease referred to above, was charged to operations during the year ended December 31, 2009.

NOTE 3 - COMMITMENTS (Concluded)

Capital Lease Obligations

The Company has various capital leases covering office equipment. Aggregate annual payments on the capital lease obligations as of December 31, 2009, are as follows:

Year ending December 31,	Amount
2010	$ 25,841
2011	20,822
Total minimum lease payments	46,663
Less: Amount representing interest	(5,407)
Present value of future minimum lease payments	41,256
Less: Current portion	(21,648)
Long-term portion	**$ 19,608**

The amount of equipment under capital leases at December 31, 2009, was $117,524. This property had related accumulated depreciation of $64,767 for a net book value at December 31, 2009 of $52,727.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, commissions receivables, prepaid expenses, other assets, accounts payable and accrued expenses, commissions payable, and capital lease obligations are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company introduces client commodity accounts to various FCMs, all of which are traded by third party commodity trading advisors. The Company does not take discretionary control over any account. The FCMs to which the Company introduces accounts pay the Company a portion of the commodity brokerage commission paid by the account and a portion of the interest income earned on the account assets. The Company may receive from the commodity trading advisor a portion of the fees paid by the account. In the event a customer fails to satisfy its obligations, the Company may be liable to the carrying FCM for all or a portion of the obligation.

The Company has cash in banks in excess of the FDIC insurance coverage of $250,000. At December 31, 2009, the Company had $420,802 in excess of this requirement which is subject to loss should the bank cease operations.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 16, 2010 which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

ALTEGRIS INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SEC AND REGULATION 1.17 OF THE CFTC DECEMBER 31, 2009

CREDIT:		
Shareholder's equity	$	2,055,602
DEBITS:		
Nonallowable assets:		
Commissions receivable		906,150
Furntiure, equipment and leasehold improvements, net		450,035
Prepaid expenses		81,106
Petty cash		539
Other assets		31,113
Total debits		1,468,943
NET CAPITAL		586,659
Minimum requirements of 6-2/3% of aggregate indebtedness of $810,892, $3,000 per associated person or $45,000, whichever is greater		78,000
Excess net capital	**$**	**508,659**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	446,364
Commissions payable		323,272
Capital lease obligation		41,256
Total aggregate indebtedness	**$**	**810,892**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.38 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2009.

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

The Board of Directors of
Altegris Investments, Inc.

In planning and performing our audit of the financial statements and supplementary information of Altegris Investments, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company that we consider relative to the objectives stated in Regulation 1.16, in making periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the previous paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the previous paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2009, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2010

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Altegris Investments, Inc.
1200 Prospect Street
La Jolla, CA 92037

Ladies and Gentlemen,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Altegris Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Altegris Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Altegris Investments, Inc.'s management is responsible for the Altegris Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2010

ALTEGRIS INVESTMENTS, INC.

TRANSITIONAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7T
DECEMBER 31, 2009

General Assessment per SIPC-7T, including interest	$	8,615
Less payments made with SIPC-4 and SIPC-6		(2,612)
Amount paid with Form SIPC-7T	**$**	**6,003**

See Independent Accountants' Report.

ALTEGRIS INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)
AND CFTC REGULATION 1.10(g)

YEAR ENDED DECEMBER 31, 2009